EXHIBIT 11.     STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

City National Bancshares Corporation

Computation of Earnings Per Common Share on a
Primary & Fully Diluted Basis
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In thousands, except per share data

                                        Three Months Ended      Six Months Ended
                                         June  30,               June  30,

                                               1997        1996        1997        1996

Net income                                     $252        $293        $505        $565

Dividends paid on preferred stock                -           -           44           2

Net income applicable to primary
   common shares                                252         293         461         563

Interest expense on convertible
    subordinated debentures, net of
    income tax                                    3           3           6           6

Net income applicable to fully
    diluted common shares                      $255        $296        $467        $569

Number of average common shares
Primary                                     114,141     114,141     114,141     113,501

Fully diluted:
    Average common shares outstanding       114,141     114,141     114,141     113,501
    Average convertible subordinated
      debentures convertible to common s     13,850      13,850      13,850      13,850
                                            127,991     127,991     127,991     127,351

Net income per share

    Primary                                   $2.21       $2.57       $4.04       $4.96
    Fully diluted                              1.99        2.31        3.65        4.47


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